Exhibit 99.3

The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. 4. Unless you attend the meeting and vote in person or virtually (as applicable), your securities can only be voted through us as registered holder or proxyholder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please provide your voting instructions to us promptly using one of the available voting methods or complete and return this form. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person or virtually (as applicable). 5. When you give us your voting instructions, you acknowledge that: • You are the beneficial owner or are authorized to provide these voting instructions; and • You have read the material and the voting instructions on this form. 6. You may not present this Voting Instruction Form at the meeting in order to vote. 7. To attend and vote your shares at the meeting: •Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and return it by mail, or •Go to ProxyVote.com (if available) and insert the name in the “Change Appointee(s)” section on the voting site. • For virtual meetings, you may need to complete additional information or take additional action for you or your Appointee to attend the meeting. Refer to the meeting material accompanying this voting instruction form for details. You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular. 13. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. If you have any questions or require help, please contact the person who services your account. Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. PLEASE SEE OVER G-18062020 CONTROL NO.:➔ WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. SCAN TO VIEW MATERIAL AND VOTE NOW STEP 1 REVIEW YOUR VOTING OPTIONS BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW. BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX BROKER LOGO 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 PROXY DEPOSIT DATE: September 8, 2023 Tuesday, September 12, 2023 at 10:00 am EDT Bennett Jones LLP 3400 One First Canadian Place Toronto, ON M5X 1A4 Special Meeting Hut 8 Mining Corp. (the “Corporation”) WHEN: WHERE: VOTING INSTRUCTION FORM

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. FOR VIRTUAL MEETINGS, YOU MAY NEED TO COMPLETE ADDITIONAL INFORMATION OR TAKE ADDITIONAL ACTION FOR YOU OR YOUR APPOINTEE TO ATTEND THE MEETING. CONTROL NO.: ➔ PLEASE PRINT APPOINTEE NAME ABOVE APPOINT A PROXY (OPTIONAL) STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y COMPLETE YOUR VOTING DIRECTIONS STEP 2 STEP 3 APPOINTEE(S): Jaime Leverton, or failing this person, Shenif Visram, or failing this person, Aniss Amdiss E-R3 VOTING INSTRUCTION FORM ACCOUNT NO: CUSIP: CUID: RECORD DATE: PROXY DEPOSIT DATE: August 8, 2023 September 8, 2023 MEETING DATE: Tuesday, September 12, 2023 at 10:00 am EDT MEETING TYPE: Special Meeting Hut 8 Mining Corp. (the “Corporation”) ITEM(S): HIGHLIGHTED TEXT 01 02 To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “E” – Incentive Plan Resolution” to the accompanying Circular, to approve the adoption of the New Hut incentive plan (the “Incentive Plan Resolution”, together with the Arrangement Resolution and New Hut Resolution, the “Hut 8 Resolutions”). 03 To consider and, if deemed advisable, to pass, with or without variation, pursuant to an interim order of the Supreme Court of British Columbia dated August 11, 2023, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in “Schedule “C” – Arrangement Resolution” to the accompanying management information circular (the “Circular”), approving a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), involving, among others the Corporation, Hut 8 Holdings Inc., its direct wholly-owned subsidiary existing under the laws of British Columbia, and Hut 8 Corp., a Delaware corporation (“New Hut”), in accordance with the terms of the business combination agreement dated February 6, 2023 by and among the Corporation, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp.” (“USBTC”), and New Hut (the “Business Combination Agreement”). To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “D” – New Hut Resolution” to the accompanying Circular, to authorize the issuance of up to 49,665,834 shares of common stock of New Hut (the “New Hut Shares”), consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC stockholders pursuant to the Business Combination Agreement and up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC replacement options to be issued to USBTC stockholders in exchange for their USBTC options outstanding immediately prior to the Merger Effective Time (as defined under the Circular), which figures represent approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination (as defined under the Circular), and (ii) and up to 973,839 New Hut Shares, which represents an additional 2% buffer to account for clerical and administrative matters (the “New Hut Resolution”). VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) FOR AGAINST FOR FOR AGAINST 34 AGAINST